Exhibit 99.2
VELODYNE LIDAR, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Velodyne Lidar, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Velodyne Lidar, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2015.
Santa Clara, California
April 15, 2020, except for Notes 1, 8, and 9, as to which the date is January 25, 2021

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)
	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$60,004	$23,904
Short-term investments	2,199	35,487
Accounts receivable, net	11,863	21,545
Inventories, net	14,987	9,384
Notes receivable from stockholders	—	3,512
Prepaid and other current assets	12,918	7,411
Total current assets	101,971	101,243
Property, plant and equipment, net	26,278	28,926
Goodwill	1,189	—
Intangible assets, net	982	—
Other assets	5,755	11,591
Total assets	$136,175	$141,760
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$6,923	$7,089
Accrued expense and other current liabilities	31,160	17,443
Contract liabilities	18,261	20,359
Total current liabilities	56,344	44,891
Long-term tax liabilities	1,360	1,580
Other long-term liabilities	2,225	1,674
Total liabilities	59,929	48,145
Commitments and contingencies (Note 12)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 25,000,000 shares authorized, zero shares issued and outstanding	—	—
Common stock, $0.0001 par value; 2,250,000,000 shares authorized; 137,911,975 and 133,033,927 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	14	13
Additional paid-in capital	240,464	190,540
Accumulated other comprehensive loss	(216)	(148)
Accumulated deficit	(164,016)	(96,790)
Total stockholders’ equity	76,246	93,615
Total liabilities and stockholders’ equity	$136,175	$141,760
See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share and per share data)
	Year Ended December 31,
	2019	2018	2017
Revenue:
Product	$81,424	$132,933	$174,928
License and services	19,974	10,013	7,162
Total revenue	101,398	142,946	182,090
Cost of revenue:
Product	69,903	111,081	101,422
License and services	1,727	985	291
Total cost of revenue	71,630	112,066	101,713
Gross profit	29,768	30,880	80,377
Operating expenses:
Research and development	56,850	51,993	31,610
Sales and marketing	21,873	22,137	13,956
General and administrative	20,058	12,902	9,978
Total operating expenses	98,781	87,032	55,544
Operating income (loss)	(69,013)	(56,152)	24,833
Interest income	1,146	630	489
Interest expense	(77)	(14)	—
Other income (expense), net	35	(136)	249
Income (loss) before income taxes	(67,909)	(55,672)	25,571
Provision for (benefit from) income taxes	(683)	6,628	9,810
Net income (loss)	$(67,226)	$(62,300)	$15,761
Net income (loss) attributable to common stockholders:
Basic	$(67,226)	$(62,300)	$15,241
Diluted	$(67,226)	$(62,300)	$15,268
Net income (loss) per share attributable to common stockholders:
Basic	$(0.50)	$(0.48)	$0.12
Diluted	$(0.50)	$(0.48)	$0.11
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders
Basic	133,942,714	129,948,023	128,373,783
Diluted	133,942,714	129,948,023	135,583,121
See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)
	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$(67,226)	$(62,300)	$15,761
Other comprehensive income (loss), net of tax:
Changes in unrealized gain on available for sale securities	17	10	66
Foreign currency translation adjustments	(85)	(128)	(1)
Total other comprehensive income (loss), net of tax	(68)	(118)	65
Comprehensive income (loss)	$(67,294)	$(62,418)	$15,826
See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
(In thousands, except share and per share data)
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Common Stock (Pre-Combination)		Common Stock (Post-Combination)		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2016, as previously reported	8,772,852	$1	—	$—	—	$—	34,325,728	$3	—	$—	$143,291	$(95)	$(47,781)	$95,419
Retroactive application of the recapitalization	(8,772,852)	(1)	—	—	—	—	(34,325,728)	(3)	128,373,764	13	(9)	—	—	—
Balance at December 31, 2016, as adjusted	—	—	—	—	—	—	—	—	128,373,764	13	143,282	(95)	(47,781)	95,419
Share-based compensation	—	—	—	—	—	—	—	—	—	—	234	—	—	234
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—	—	65	—	65
Net income	—	—	—	—	—	—	—	—	—	—	—	—	15,761	15,761
Balance at December 31, 2017, as adjusted	—	—	—	—	—	—	—	—	128,373,764	13	143,516	(30)	(32,020)	111,479
Issuance of Series B convertible preferred stock on September 4, 2018, net of issuance cost of $3,182	—	—	—	—	—	—	—	—	4,878,048	—	46,817	—	—	46,817
Repurchase of common stock	—	—	—	—	—	—	—	—	(217,885)	—	—	—	(2,659)	(2,659)
Share-based compensation	—	—	—	—	—	—	—	—	—	—	207	—	—	207
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	—	—	—	(118)	—	(118)
Cumulative effect of changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	189	189
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(62,300)	(62,300)
Balance at December 31, 2018, as adjusted	—	—	—	—	—	—	—	—	133,033,927	13	190,540	(148)	(96,790)	93,615
Issuance of Series B-1 convertible preferred stock on October 26, 2019, net of issuance cost of $210	—	—	—	—	—	—	—	—	4,878,048	1	49,789	—	—	49,790
Share-based compensation	—	—	—	—	—	—	—	—	—	—	135	—	—	135
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	—	—	—	(68)	—	(68)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(67,226)	(67,226)
Balance at December 31, 2019, as adjusted	—	$—	—	$—	—	$—	—	$—	137,911,975	$14	$240,464	$(216)	$(164,016)	$76,246
See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)
	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net income (loss)	$(67,226)	$(62,300)	$15,761
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	7,993	6,791	3,325
Stock-based compensation	135	207	234
Provision for doubtful accounts	110	77	296
Deferred income taxes	(1,941)	5,845	1,022
Other	(358)	(65)	221
Changes in operating assets and liabilities:
Accounts receivable, net	9,573	2,446	(15,116)
Inventories, net	(850)	21,280	(32,713)
Prepaid and other current assets	(3,602)	(1,325)	(3,370)
Contract assets	38	(38)	—
Other assets	1,080	(939)	(1,251)
Accounts payable	(45)	(4,391)	7,519
Accrued expenses and other liabilities	13,609	(2,356)	16,472
Contract liabilities	(1,746)	4,265	(4,984)
Net cash provided by (used in) operating activities	(43,230)	(30,503)	(12,584)
Cash flows from investing activities:
Purchase of property, plant and equipment	(5,225)	(6,886)	(18,140)
Proceeds from sales of short-term investments	8,903	7,993	21,066
Proceeds from maturities of short-term investments	53,650	12,777	24,900
Purchase of short-term investments	(28,823)	(35,331)	—
Considerations paid for acquisition	(2,473)	—	—
Proceeds from repayment of stockholder notes	3,512	—	—
Proceeds from cancellation of (investment in) corporate-owned life insurance policies	—	2,064	(2,069)
Net cash provided by (used in) investing activities	29,544	(19,383)	25,757
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	49,790	46,658	—
Repurchase of common stock	—	(2,500)	—
Net cash provided by (used in) financing activities	49,790	44,158	—
Effect of exchange rate fluctuations on cash and cash equivalents	(4)	(128)	(1)
Net increase (decrease) in cash and cash equivalents	36,100	(5,856)	13,172
Beginning cash and cash equivalents	23,904	29,760	16,588
Ending cash and cash equivalents	$60,004	$23,904	$29,760
Supplemental disclosures of cash flow information:
Cash paid for interest	$77	$14	$—
Cash paid for (received from) income taxes, net	545	2,412	8,450
Supplemental disclosure of noncash investing and financing activities:
Changes in accrued purchases of property, plant and equipment	$(115)	$(417)	$478
See accompanying notes to consolidated financial statements.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Description of Business
Velodyne Lidar, Inc. (the Company) provides smart vision solutions that are advancing the development of safe automated systems throughout the world. The Company’s technology, which is used in various automotive and non-automotive applications, is empowering the autonomous revolution by allowing machines to see their surroundings in real-time and in 3D. The Company began developing its lidar in 2005 as a division of Velodyne Acoustics, Inc. (Velodyne Acoustics). In December 2015, the Company was incorporated as the holding company for Velodyne Acoustics. All of the assets and operations related to its lidar business were assigned to the Company, and the Company distributed its interest in Velodyne Acoustics to certain stockholders in a spin-off transaction in August 2016. The results of the acoustics business have been excluded from the Company’s results of operations for all reported periods. Furthermore, the assets and liabilities of the acoustics business were removed from the Company’s consolidated balance sheets upon the spin-off transaction in August 2016.
On July 2, 2020, the Company entered into an Agreement and Plan of Merger, as amended on August 20, 2020 and clarified in an Acknowledgement Letter dated as of the same day (the “Merger Agreement”), with Graf Industrial Corp., a special purpose acquisition company incorporated in Delaware (“Graf”), and VL Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Graf (“Merger Sub”). On September 29, 2020 (the Closing Date), Graf consummated a business combination (the Business Combination) pursuant to the Merger Agreement. Immediately upon the consummation of the Business Combination, VL Merger Sub Inc. merged with and into the pre-combination Velodyne, with the pre-combination Velodyne surviving the merger as a wholly owned subsidiary of the Company. Graf changed its name to Velodyne Lidar, Inc. and the pre-combination Velodyne changed its name to Velodyne Lidar USA, Inc.
On September 30, 2020, Velodyne Lidar’s common stock and warrants began trading on the Nasdaq Global Select Market under the symbol “VLDR” and “VLDRW,” respectively. Unless the context otherwise requires, “we,” “us,” “our,” “Velodyne,” “Velodyne Lidar” and the “Company” refers to Velodyne Lidar Inc., the combined company and its subsidiaries following the Business Combination.
Pursuant to ASC 805, for financial accounting and reporting purposes, the pre-combination Velodyne was deemed the accounting acquirer and the Company was treated as the accounting acquiree, and the Business Combination was accounted for as a reverse recapitalization. Accordingly, the Business Combination was treated as the equivalent of the pre-combination Velodyne issuing stock for the net assets of Graf, accompanied by a recapitalization. Under this method of accounting, the consolidated financial statements of the Company are the historical financial statements of the pre-combination Velodyne. The net assets of Graf were stated at historical costs, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP, and are consolidated with the pre-combination Velodyne’s financial statements on the Closing date. The shares and net income (loss) per share available to holders of the Company’s common stock, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Merger Agreement. Refer to Note 8, Stockholders’ Equity, and Note 9, Net Income (Loss) Per Share, for further discussion of the recapitalization and share adjustments.
The Company has evaluated how it is organized and managed and has identified only one operating segment.
Basis of Presentation and Liquidity
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
The Company has funded its operations primarily through preferred stock offerings and sales to customers. As of December 31, 2019, the Company’s existing sources of liquidity included cash, cash equivalents and short-term investments of $62.2 million. Cash used in operating activities was $43.2 million in 2019, and it expects to continue incurring losses in the upcoming year. If the Company incurs additional losses in the future, it may need to raise additional capital through issuances of equity and debt. However, management believes that the Company’s existing sources of liquidity are adequate to fund its operations for at least one year from the date the audited consolidated financial statements were available for issuance.
Concentration of Risk
Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents, and short-term investments with high-quality financial institutes with investment-grade ratings. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation (FDIC).
The Company’s accounts receivable are derived from customers located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.
As of December 31, 2018, two customers each accounted for 10% or more of accounts receivable. As of December 31, 2019, three customers each accounted for 10% or more of accounts receivable. As of December 31, 2018, one vendor accounted for more than 10% of accounts payable. As of December 31, 2019, two vendors each accounted for more than 10% of the Company’s accounts payable, one of which accounted for 36% of accounts payable.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include standalone selling price (SSP) for each distinct performance obligation in its customer contracts, total estimated costs and related progress towards complete satisfaction of performance obligation in certain services arrangements, allowances for doubtful accounts, inventory reserves, warranty reserves, valuation allowance for deferred tax assets, stock-based compensation including the fair value of the Company’s common stock, useful lives of property, plant, and equipment and intangible assets, income tax uncertainties, and other loss contingencies. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Actual results could differ from those estimates, and such differences could be material to the Company’s consolidated financial condition and results of operations.
Reclassification
Certain prior year balance sheet amounts have been reclassified to conform with current year presentation. The Company has adjusted the presentation of revenue and cost of revenue to conform to the statement of operations presentation requirements for all years presented.
Cash Equivalents and Short-Term Investments
The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents. Cash equivalents were $44.7 million and $16.3 million as of December 31, 2019 and December 31, 2018, respectively.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
Short-term investments generally consist of commercial paper, corporate debt securities, U.S. government and agency securities, and asset backed securities. They are classified as available-for-sale securities and are recognized at fair value. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive loss within the stockholders’ equity. Unrealized gains and losses on the Company’s short-term investments were not significant as of December 31, 2019 and December 31, 2018 and therefore, the amortized cost of the Company’s short-term investments approximated their fair value.
Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are reduced by an allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing accounts receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company writes off accounts receivable against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
Changes in the Company’s allowance for doubtful accounts were as follows (in thousands):
	Year Ended December 31,
	2019	2018	2017
Beginning balance	$357	$387	$94
Charged to costs and expenses	110	77	296
Uncollectible accounts written off, net of recoveries	—	(107)	(3)
Ending balance	$467	$357	$387
The Company does not have any off-balance-sheet credit exposure related to its customers.
Inventories
Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company charges cost of revenue for write-downs of inventories which are obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical revenue, and assumptions about future demand and market conditions. The net change in the Company’s inventory reserve was $(1.8) million, $1.2 million and $9.4 million for 2019, 2018 and 2017, respectively. The estimated cost of inventories not expected to be used in production within one year is reflected in other assets in the consolidated balance sheets.
Property, Plant, and Equipment
Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated based on the straight-line method over the estimated useful lives of the respective assets. Additions, major improvements and betterments are capitalized, and maintenance and repairs are expensed as incurred. Assets are held in asset under construction until placed in service, upon which date, the Company begins to depreciate the assets over their estimated useful lives. The estimated useful lives of the assets are as follows: buildings, 15-30 years; building improvements, 7-15 years, leasehold improvements, 5-7 years which is the lesser of the life of the improvement or the lease term; machinery and equipment, furniture and fixtures, vehicles and software, 3-5 years.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
Business combinations
For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The acquisition date is the date on which Velodyne Lidar obtains operating control over the acquired business. The consideration paid is determined on the acquisition date and the acquisition-related costs, such as professional fees, are excluded from the consideration transferred and are expensed as incurred. Assets acquired and liabilities assumed by the Company are recorded at their estimated fair values, while goodwill is measured as the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed.
Goodwill
Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets acquired and liabilities assumed when accounted for using the purchase method of accounting. Goodwill is not amortized, but reviewed for impairment. Goodwill is reviewed annually in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. When evaluating recoverability, the Company compares the fair value of the reporting unit to its carrying value. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of our reporting unit, the Company would record an impairment loss equal to the difference.
Long-Lived Assets
Long-lived assets, such as property, plant and equipment and other long-term assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, as considered necessary. No impairment loss was recognized in 2019, 2018 and 2017.
Foreign Currency
The U.S. dollar is the functional currency of the Company’s consolidated entities operating in the U.S. and certain of its subsidiaries operating outside of the U.S. For transactions entered into a currency other than its functional currency, the monetary assets and liabilities are re-measured into U.S. dollars at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities are re-measured at historical rates. Income and expenses are re-measured at the average exchange rate prevailing during the period. Gains and losses resulting from the re-measurement of these subsidiaries’ financial statements are included in the consolidated statements of operations.
For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated at the local current exchange rates in effect at the balance sheet date, and income and expense accounts are translated at the average exchange rates during the period. The resulting translation adjustments are included in accumulated other comprehensive loss.
Gains and losses resulting from foreign exchange transactions and revaluation of monetary assets and liabilities in non-functional currencies are included in other income (expense) in the consolidated statements of operations. Net foreign exchange gain (loss) recorded in the Company’s consolidated statements of operations was insignificant for all years presented.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
Revenue Recognition
Effective January 1, 2018, the Company early adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers and the related amendments (collectively, ASC 606) using the modified retrospective method. ASC 606 was applied to all uncompleted contracts by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. The adoption did not have a material effect on the Company’s consolidated financial statements. See Note 2, Revenue, for additional information related to the adoption of ASC 606. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while the comparative financial information for 2017 has not been adjusted and continues to be reported under ASC Topic 605, Revenue Recognition (ASC 605). For this reason, the discussion that follows describes the Company’s revenue recognition policies both before and after the adoption of ASC 606.
Revenue recognition — Prior to the adoption of ASC 606 on January 1, 2018
Prior to January 1, 2018, The Company recognized revenue from sales of its products provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable, and (iv) collectibility is reasonably assured. Delivery occurred upon transfer of title and all risks and rewards of ownership to the customer, which is generally upon shipment. To the extent the Company entered into long-term production-type arrangements with customers involving significant customization of its products, revenue was recognized in accordance with ASC 605-35, Revenue Recognition — Construction-Type and Production Type Contracts either on a completed-contract or percentage of completion basis. Under the percentage of completion method of accounting, the Company primarily used the output method to measure progress towards completion and revenue recognition.
Sales taxes collected from customers and remitted to governmental authorities were accounted for on a net basis and therefore, were excluded from net sales. Shipping and handling costs billed to customers were recognized in revenue. Shipping and handling costs paid by the Company were included in cost of revenue.
Revenue from sales of products to resellers and distributors occurred upon delivery of products to the resellers and distributors assuming all other revenue recognition criteria were met.
The Company typically provides a one-year warranty on its products. If warranty period is sold or extended beyond the standard one-year term, revenue related to the extended warranty was recognized ratably over the related extended warranty period.
Revenue recognition — After the adoption of ASC 606 on January 1, 2018
Under ASC 606, the Company accounts for a contract with a customer when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights can be identified, payment terms can be identified, the contract has commercial substance, and it is probable that the Company will collect substantially all of the consideration it is entitled to. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.
Nature of Products and Services and Revenue Recognition
The majority of the Company’s revenue comes from product sales of lidar sensors to direct customers and distributors. Revenue is recognized at a point in time when control of the goods are transferred to the customer, generally occurring upon shipment or delivery dependent upon the terms of the underlying contract. Product sales to certain customers may require customer acceptance due to performance acceptance criteria that is considered more than a formality. For these product sales, revenue is recognized upon the expiration of the customer acceptance period. For custom products that require engineering and development based on customer requirements, the Company recognizes revenue over time using an output method based on units of product shipped to date relative to total production units under the contract. Amounts

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivable are due under normal trade terms, typically 60 days or less.
The Company’s license and services revenue consist primarily of product development, validation and repair services, intellectual property (IP) license and royalties revenue. The obligation to provide services is generally satisfied over time, with the customer simultaneously receiving and consuming the benefits as the Company satisfies its performance obligations. For product development and validation service projects, the Company bills and recognizes revenue as the services are performed. For these arrangements, control is transferred over as the Company’s inputs incurred to complete the project; therefore, revenue is recognized over the service period with the measure of progress using the input method based on labor costs incurred to total labor cost (cost-to-cost) as the services are provided. For product repair service, revenue is recognized when the repair services are complete and repaired products are shipped to customer.
The Company licenses rights to its IP to certain customers and collects royalties based on customer’s product sales. IP revenue recognition is dependent on the nature and terms of each agreement. The Company recognizes license revenue upon delivery of the IP if there are no substantive future obligations to perform under the arrangement. Royalties from the license of IP are recognized at the later of the period the sales occur or the satisfaction of the performance obligation to which some or all of the royalties have been allocated.
Arrangements with Multiple Performance Obligations
When a contract involves multiple performance obligations, the Company accounts for individual products and services separately if the customer can benefit from the product or service on its own or with other resources that are readily available to the customer and the product or service is separately identifiable from other promises in the arrangement. The consideration is allocated between separate performance obligations in proportion to their estimated standalone selling price. The standalone selling price reflects the price the Company would charge for a specific product or service if it were sold separately in similar circumstances and to similar customers. If the selling price is not directly observable, the Company generally uses the cost plus margin approach to estimate standalone selling price. Costs related to products delivered are recognized in the period revenue is recognized.
The Company provides standard product warranties for a term of typically one year to ensure that its products comply with agreed-upon specifications. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. Please see Product Warranty for accounting policy on standard warranties. The Company also provides service type extended warranties for an additional term ranging up to two additional years. For service type extended warranty contracts, the Company allocates revenue to this performance obligation on a relative standalone selling price basis and recognizes the revenue ratably over time during the effective period of the services.
Other Policies, Judgments and Practical Expedients
Costs to obtain a contract.   The Company generally expenses the incremental costs of obtaining a contract when incurred because the amortization period for these costs would be less than one year. These costs primarily relate to sales commissions and are recorded at the time of the customer order or product shipment in sales and marketing expense in the Company’s consolidated statements of operations. Commission expense was $0.5 million, $0.5 million and $0.7 million for 2019, 2018 and 2017, respectively.
Right of return.   The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore the Company does not estimate returns and generally recognizes revenue at contract price upon product shipment or delivery.
Remaining performance obligations.   Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods and does not include contracts where the customer is not committed. The customer is not considered committed where they are able to terminate for convenience without payment of a substantive penalty under the contract. Additionally, as a practical expedient, the Company has not disclosed the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. Because the majority of the Company’s customer contracts allow customers to terminate for convenience or have an original duration of one year or less, the total amount of the transaction price allocated to unsatisfied performance obligations with duration of more than 12 months was not significant as of December 31, 2019, 2018 and 2017.
Significant financing component.   In certain arrangements, the Company receives payment from a customer either before or after the performance obligation has been satisfied. The expected timing difference between the payment and satisfaction of performance obligations for the vast majority of the Company’s contracts is one year or less; therefore, the Company applies a practical expedient and does not consider the effects of the time value of money. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers.
Contract modifications.   The Company may modify contracts to offer customers additional products or services. Each of the additional products and services are generally considered distinct from those products or services transferred to the customer before the modification. The Company evaluates whether the contract price for the additional products and services reflects the standalone selling price as adjusted for facts and circumstances applicable to that contract. In these cases, the Company accounts for the additional products or services as a separate contract. In other cases where the pricing in the modification does not reflect the standalone selling price as adjusted for facts and circumstances applicable to that contract, the Company accounts for the additional products or services as part of the existing contract primarily on a prospective basis.
Judgments and estimates.   Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. The Company reviews and updates its contract-related estimates regularly, and records adjustments as needed. For those performance obligations for which revenue is recognized using a cost-to-cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.
Research and Development
Research and development costs are expensed as incurred.
Advertising
Advertising costs are expensed as incurred and were $2.3 million, $1.7 million and $0.8 million in 2019, 2018 and 2017, respectively.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred. No liabilities for loss contingencies were accrued as of December 31, 2019 and December 31, 2018.
Product Warranties
The Company typically provides a one-year warranty on its products. Estimated future warranty costs are accrued and charged to cost of revenue in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
Changes in the Company’s accrued warranty liability, which is included as a component of other accrued expenses was as follows:
	Year Ended December 31,
	2019	2018	2017
Balance as of the beginning of the period	$3,531	$1,317	$254
Warranty provision	6,531	5,469	2,341
Consumption	(4,939)	(4,055)	(1,011)
Changes in provision estimates	(801)	800	(267)
Balance as of the end of the period	$4,322	$3,531	$1,317
Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) (ASU 2016-02), which supersedes FASB Accounting Standards Codification Topic 840, Leases (Topic 840), and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. Among its provisions, this standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheets for operating leases, and also requires additional qualitative and quantitative disclosures about lease arrangements. ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018. For emerging growth companies, the ASU was to be effective for fiscal years beginning after December 15, 2019. However, in November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates (ASU 2019-10), which included a one-year deferral of the effective date of ASU 2016-02 for certain entities. As a result, the ASU is now effective for emerging growth companies for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company expects to adopt the new standard in the first quarter of 2021 using the modified retrospective method, under which the Company will apply Topic 842 to existing and new leases as of January 1, 2021, but prior periods will not be restated and

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
will continue to be reported under Topic 840 guidance in effect during those periods. The Company is currently evaluating the impact the adoption of these ASUs will have on its financial statements and related disclosures. The Company expects to recognize a right-of-use asset and corresponding lease liability for its real estate operating leases upon adoption. See Note 12 for more information related to the Company’s lease obligations, which are presented on an undiscounted basis therein.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, and ASU No. 2019-11. The objective of the guidance in ASU 2016-13 is to allow entities to recognize estimated credit losses in the period that the change in valuation occurs. ASU 2016-13 requires an entity to present financial assets measured on an amortized cost basis on the balance sheet net of an allowance for credit losses. Available for sale and held to maturity debt securities are also required to be held net of an allowance for credit losses. For public business entities, this standard is effective for fiscal years beginning after December 15, 2019. For emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures, but does not expect the adoption of ASU 2016-13 to be material.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740):   Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by, among other things, eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this new standard will have on its consolidated financial statements.
Recently Adopted Accounting Guidance
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, which amends the current definition of a business when evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. Under ASU 2017-01, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contributes to the ability to create outputs. ASU 2017-01 further states that when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business. The new guidance also narrows the definition of the term output under Topic 805 to be consistent with how it is described in ASC 606. The amendments in ASU 2017-01 apply prospectively. The Company adopted the standard in 2019 and the adoption of this standard did not have a material impact on its consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment. The standard simplifies the subsequent measurement of goodwill by eliminating step two from the goodwill impairment test. Instead, goodwill impairment is measured as the difference between the fair value and the carrying value of the reporting unit. The standard also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. The Company early adopted this amendment on January 1, 2019, which did not have a material impact on its consolidated financial statements and its goodwill impairment measurement.
In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies (continued)
in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election exists for valuing nonemployee equity share options. The Company adopted the standard in 2019 and the adoption of this standard did not have a material impact on its consolidated financial statements.
Note 2. Revenue
Disaggregation of Revenues
The Company disaggregates its revenue from contracts with customers by geographic region based on the shipping location of the customer, type of good or service and timing of transfer of goods or services to customers (point-in-time or over time), as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
Total revenue based on the disaggregation criteria described above are as follows (dollar in thousands):
	Year Ended December 31,
	2019		2018		2017
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
North America	$49,634	49%	$84,541	59%	$139,005	76%
Asia Pacific	28,791	28%	39,770	28%	26,562	15%
Europe, Middle East and Africa	22,973	23%	18,635	13%	16,523	9%
Total	$101,398	100%	$142,946	100%	$182,090	100%
Revenue by products and services:
Products	$81,424	80%	$132,933	93%	$179,928	99%
License and services	19,974	20%	10,013	7%	2,162	1%
Total	$101,398	100%	$142,946	100%	$182,090	100%
Revenue by timing of recognition:
Goods transferred at a point in time	$92,890	92%	$139,852	98%
Goods and services transferred over time	8,508	8%	3,094	2%
Total	$101,398	100%	$142,946	100%
Contract Liabilities
Contract liabilities consist of deferred revenue, customer advanced payments and customer deposits. Deferred revenue includes billings in excess of revenue recognized related to product sales, extended warranty and other services revenue, and is recognized as revenue when the Company performs under the contract. The long-term portion of deferred revenue, mostly related to extended warranty, is classified as non-current contract liabilities and is included in other long-term liabilities in the Company’s consolidated balance sheets. Customer advanced payments represent required customer payments in advance of product shipments

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 2. Revenue (continued)
according to customer’s payment term. Customer advance payments are recognized as revenue when control of the performance obligation is transferred to the customer. Customer deposits represent consideration received from a customer which can be applied to future product or service purchases, or refunded.
Contract liabilities consisted of the following as of December 31, 2019 and December 31, 2018 (in thousands):
	December 31,
	2019	2018
Contract liabilities, current
Deferred revenue, current	$926	$812
Customer advance payment	11,252	13,464
Customer deposit	6,083	6,083
Total	18,261	20,359
Contract liabilities, long-term
Deferred revenue, long-term	903	552
Total contract liabilities	$19,164	$20,911
The following table shows the significant changes in contract liabilities balances for 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Contract liabilities:
Beginning balance	$20,911	$16,835
Impact of ASC 606 adoption	—	(256)
Revenue recognized that was included in the contract liabilities beginning balance	(3,149)	(7,393)
Increase due to cash received and not recognized as revenue and billings in excess of revenue recognized during the period	1,402	11,725
Ending balance	$19,164	$20,911
Note 3. Fair Value Measurement
The Company categorizes assets and liabilities recorded at fair value on the consolidated balance sheet based on the level of judgment associated with inputs used to measure their fair value. For assets and liabilities measured at fair value, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability.
The three levels of inputs that may be used to measure fair value are:
•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities in active markets or quoted prices in less active market. All significant inputs used in

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 3. Fair Value Measurement (continued)
the valuations are observable or can be directly or indirectly through market corroboration, for substantially the full term of the assets or liabilities.
•
Level 3 — Unobservable inputs are based on assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation. The Company monitors and review the inputs to ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes.

The following table summarize the Company’s assets measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$44,669	$—	$—	$44,669
Total cash equivalents	44,669	—	—	44,669
Short-term investments:
Commercial paper	—	1,099	—	1,099
Corporate debt securities	—	1,100	—	1,100
Total short-term investments	—	2,199	—	2,199
Total assets measured at fair value	$44,669	$2,199	$—	$46,868
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$6,838	$—	$—	$6,838
Commercial paper	—	1,494	—	1,494
Securities sold under agreements to repurchase	—	8,000	—	8,000
Total cash equivalents	6,838	9,494	—	16,332
Short-term investments:
Commercial paper	—	20,809	—	20,809
Corporate debt securities	—	9,217	—	9,217
U.S. government and agency securities	2,487	—	—	2,487
Asset backed securities	—	2,974	—	2,974
Total short-term investments	2,487	33,000	—	35,487
Total assets measured at fair value	$9,325	$42,494	$—	$51,819
Cash equivalents consist primarily of money market funds with original maturities of three months or less at the time of purchase, and the carrying amount is a reasonable estimate of fair value. Short-term investments consist of investment securities with original maturities greater than three months and are included as current assets in the consolidated balance sheets.
There were no transfers between fair value measurement levels during 2019 and 2018.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 4. Balance Sheet Components
Inventories, Net
Inventories, net of reserve, consist of the following as of December 31, 2019 and December 31, 2018 (in thousands):
	December 31,
	2019	2018
Raw materials	$12,374	$14,981
Work-in-process	1,748	2,414
Finished goods	5,629	1,506
Total inventories	19,751	18,901
Less inventories not deemed to be current, included in other assets	4,764	9,517
Inventories, included in current assets	$14,987	$9,384
Noncurrent inventories consist of raw material components forecasted to be used in production later than twelve months from the respective balance sheet dates. The Company believes that these inventories will be utilized for future production plans.
Prepaid and Other Current Assets
Prepaid and other current assets consist of the following as of December 31, 2019 and December 31, 2018 (in thousands):
	December 31,
	2019	2018
Prepaid expenses and deposits	$3,045	$3,031
Due from contract manufacturers and vendors	4,068	3,324
Prepaid taxes	2,122	572
Other	3,683	484
Total prepaid and other current assets	$12,918	$7,411
Property, Plant and Equipment, Net
Property, plant and equipment, at cost, consist of the following as of December 31, 2019 and December 31, 2018 (in thousands):

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 4. Balance Sheet Components (continued)
	December 31,
	2019	2018
Land	$2,340	$2,340
Building	3,142	3,142
Machinery and equipment	30,082	26,386
Building improvements	4,194	4,194
Leasehold improvements	5,581	4,376
Furniture and fixtures	1,431	1,254
Vehicles	759	416
Software	1,343	1,155
Assets under construction	170	1,093
	49,042	44,356
Less: accumulated depreciation and amortization	(22,764)	(15,430)
Property, plant and equipment, net	$26,278	$28,926
The aggregate depreciation and amortization related to property, plant and equipment was $3.3 million, $6.8 million and $7.8 million for 2017, 2018 and 2019, respectively.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following as of December 31, 2019 and December 31, 2018 (in thousands):
	December 31,
	2019	2018
Accrued payroll expenses	$10,537	$9,335
Accrued manufacturing costs	3,344	444
Accrued professional and consulting fees	5,572	1,504
Accrued warranty costs	4,322	3,531
Accrued taxes	944	950
Refund liabilities	4,878	—
Other	1,563	1,679
Total accrued expense and other current liabilities	$31,160	$17,443
Note 5. Mapper Acquisition
On July 3, 2019, the Company acquired technology, workforce and certain assets of Mapper.ai, Inc. (“Mapper”), an on-demand map solution company, for a total of $2.5 million in cash. The acquisition was

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 5. Mapper Acquisition (continued)
accounted for using the purchase method of accounting for business combination. The total purchase price is allocated to acquired assets based on their estimated fair value at the acquisition date as follows:
Assets Acquired	Amount
Developed technology	$1,140
Property and equipment	144
Goodwill	1,189
Total purchase price	$2,473
The excess of the purchase price over the tangible and intangible assets acquired has been recorded as goodwill. The goodwill is attributable to the workforce of the acquired business and expected synergies with the Company’s existing operations and is amortizable for income tax purposes. Management plans to integrate the Mapper acquisition into its existing business structure, which is comprised of a single reporting unit.
Developed technology is amortized on a straight-line basis over its estimated useful life of 3 years. Acquisition-related costs of $0.2 million were expensed in the period incurred within general and administrative expense in the Company’s consolidated statement of operations.
The results of operations related to this acquisition have been included in the Company’s consolidated statements of operations from the acquisition date. Pro forma results of operations have not been presented because the acquisition was not material to the Company’s consolidated results of operations.
Note 6. Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss was comprised of the following as of December 31, 2019 and December 31, 2018 (in thousands):
	December 31,
	2019	2018
Foreign currency translation loss	$(216)	$(131)
Unrealized loss on investments	—	(17)
Total accumulated other comprehensive loss	$(216)	$(148)
For 2019 and 2018, there were no significant amounts related to foreign currency translation loss or realized gains or loss on investments reclassified to net loss from accumulated other comprehensive loss.
Note 7. Credit Facilities
On April 27, 2018, the Company entered into a loan and security agreement with a financial institution which provides a one-year $25.0 million revolving line of credit (the 2018 Revolving Line) with an option to increase the credit limit up to additional $15.0 million with the bank’s approval (Incremental Revolving Line). As part of the Revolving Line, there is a letter of credit sublimit of $5.0 million. The advances under the Revolving Line bear interest at a rate per annum equal to prime rate plus an applicable margin of 1.5% for prime rate advances, or LIBOR rate plus an applicable margin of 2.5% for LIBOR advances. Unused revolving line facility fee is 0.15% per annum of average unused portion of the Revolving Line. In addition, there is a $50,000 non-refundable commitment fee if the Company exercises the Incremental Revolving Line option. The Revolving Line is secured by certain assets of the Company. There were no outstanding borrowings under the Revolving Line as of December 31, 2018. The Revolving Line expired on April 26, 2019.
In January 2020, the Company entered into a loan and security agreement with the same financial institution (the 2020 Revolving Line), which provides a revolving line of credit of $25.0 million. The 2020

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 7. Credit Facilities (continued)
Revolving Line has a maturity date of September 30, 2020. The Company was in compliance with the financial covenants associated with the facility through the date the audited consolidated financial statements were available for issuance .
Note 8. Stockholders’ Equity
On September 30, 2020, Velodyne Lidar’s common stock began trading on the Nasdaq Global Select Market under the symbol “VLDR”. The Company has retroactively adjusted the shares issued and outstanding prior to September 29, 2020 to give effect to the exchange ratio established in the Merger Agreement to determine the number of shares of common stock into which they were converted.
Prior to the Closing, Velodyne Lidar had shares of no par value Series A, Series B and Series B-1 preferred stock outstanding, all of which were convertible into shares of common stock of the pre-combination Velodyne on a 1:1 basis, subject to certain anti-dilution protections. Upon the Closing, the outstanding shares of common stock, Series A, Series B and Series B-1 preferred stock were converted into common stock of the Company at 1:2.9786, 1:2.9786, 1:3.5465 and 1:3.5465, respectively, the exchange rates established in the Merger Agreement. The outstanding common shares of pre-combination Velodyne were converted into common stock of the Company at 1:2.9786. The following summarizes retroactive adjustment of the pre-combination Velodyne’s outstanding preferred stock and common stock into shares of the Company’s common stock as of December 31, 2019 and 2018:
	Pre-Combination Common/Preferred Shares	Conversion Ratio	Common Stock Shares
As of December 31, 2019:
Common stock (pre-combination)	34,252,578	2.9786	102,024,991
Series A Convertible Preferred Stock (pre-combination)	8,772,852	2.9786	26,130,888
Series B Convertible Preferred Stock (pre-combination)	1,375,440	3.5465	4,878,048
Series B-1 Convertible Preferred Stock (pre-combination)	1,375,440	3.5465	4,878,048
Total	45,776,310		137,911,975
As of December 31, 2018:
Common stock (pre-combination)	34,252,578	2.9786	102,024,991
Series A Convertible Preferred Stock (pre-combination)	8,772,852	2.9786	26,130,888
Series B Convertible Preferred Stock (pre-combination)	1,375,440	3.5465	4,878,048
Series B-1 Convertible Preferred Stock (pre-combination)	—	3.5465	—
Total	44,400,870		133,033,927
Common Stock
Prior to July 26, 2016, the total number of shares of common stock authorized was 20,000,000 at $0.0001 par value per share. Holders of common stock are entitled to one vote per share, and to receive dividends when, as and if declared by the Board of Directors, and, upon liquidation or dissolution, are entitled to receive all proceeds available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.
On July 26, 2016, the Board of Directors approved to increase the number of shares of common stock authorized for issuance to 55,000,000 shares and authorized to the issuance of up to 8,772,852 shares of preferred stock with par value of $0.0001 per share, all of which were designated as Series A Preferred Stock.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 8. Stockholders’ Equity (continued)
In addition, each outstanding share of common stock was exchanged into ten shares of common stock. The stock split also applied to any outstanding securities or rights convertible into, or exchangeable or exercisable for, common stock of the Company. Unless otherwise indicated, all share numbers, share prices and exercise prices have been adjusted to reflect the stock split on a retroactive basis.
On July 28, 2016, in connection with the Series A Preferred Stock financing and a spin-off and distribution of assets associated with Velodyne Acoustics, the Company declared a pro rata distribution to certain shareholders where its CEO received units representing a 100% interest in Velodyne Acoustics valued at approximately $3.97 million and other shareholders received a cash dividend of approximately $2.8 million in total. Following the spin-off and distribution, Velodyne Acoustics is no longer a subsidiary of the Company.
On August 1, 2016, following the stock split, the Company issued 8,772,852 shares of Series A Convertible Preferred Stock (Series A Preferred Stock) at a price of $17.0982 per share and received net proceeds of $143.3 million. In September 2016, the Company used $50.0 million of the proceeds to repurchase and retire 2,924,272 shares of common stock from certain holders of the Company’s common stock at $17.0982 per share, which was equivalent to the price paid for each share of the Series A Preferred Stock by investor in the financing.
On August 28, 2018, the Board of Directors approved to increase the authorized number of shares of common stock to 58,000,000 shares with par value of $0.0001 per share, and approved an increase of the authorized number of shares of preferred stock to 11,523,732 shares with par value of $0.0001 per share, of which 2,750,880 shares were designated as Series B preferred stock.
On September 4, 2018, the Company issued 1,375,440 shares of Series B Convertible Preferred Stock (Series B Preferred Stock) at a price of $36.3520 per share and received net proceeds of $46.8 million. In December 2018, the Company used $2.7 million of the proceeds to repurchase and retire 73,150 shares of common stock from certain holders of the Company’s common stock at $36.3520 per share, which was equivalent to the price paid for each share of the Series B Preferred Stock.
On October 11, 2019, the Board of Directors approved to increase the authorized number of shares of common stock to 67,000,000 shares with par value of $0.0001 per share, and approved a decrease of the authorized number of shares of preferred stock to 14,274,612 shares with par value of $0.0001 per share, of which 1,375,440 shares were designated as Series B preferred stock and 4,126,320 shares were designated as Series B-1 preferred stock.
There were 34,252,578 shares of the Company’s common stock issued and outstanding as of December 31, 2019, December 31, 2018.
Series A Convertible Preferred Stock
On August 1, 2016, the Company entered into a share purchase agreement with two strategic investors pursuant to which the Company sold and issued to the investors 8,772,852 shares of Series A Preferred Stock at a price of $17.0982 per share. The total proceeds raised through the Series A Preferred Stock transaction was $143.3 million, net of issuance costs of $6.7 million.
Holders of the Series A Convertible Preferred Stock have a right to convert to common stock at any time. The number of converted shares is determined by dividing the original issue price by the applicable conversion price. The initial conversion price is the original issue price, but is subject to adjustment for certain dilutive issuances, splits and combinations. The Series A Preferred Stock automatically converts to common stock in the event of a qualified public offering or consent of the Series A Preferred Stock holders. The manner of settlement is an exchange of shares of common stock for converted shares of Series A Preferred Stock.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 8. Stockholders’ Equity (continued)
Holders of the Series A Preferred Stock are entitled to dividends when and if declared by the Board of Directors. Such dividends are noncumulative. Dividends, if any, are distributed among all holders of common stock and Series A Preferred Stock in proportion to the number of shares held by each holder if all shares of Series A Preferred Stock were converted to common stock.
The Series A Preferred Stock has a liquidation preference entitling the holders of Series A Preferred Stock to an amount per share equal to the sum of the original issue price of $17.0982 per share and any declared but unpaid dividends prior to distribution of proceeds to common stock holders as a result of a liquidation event.
Each share of Series A Preferred Stock has substantially similar voting rights as one share of common stock. In addition, the holders of Series A Preferred Stock are entitled to elect two directors of the Company.
A majority vote of the Series A Preferred Stock is required to amend, waive, alter or repeal any provision of the Company’s certificate of incorporation or bylaws so as to adversely alter or change the powers, preferences or special rights of the shares of the Series A Preferred Stock in a manner different than all preferred stock.
Series B and Series B-1 Convertible Preferred Stock
On September 4, 2018, the Company entered into a share purchase agreement with strategic investors pursuant to which the Company sold and issued to the investors 1,375,440 shares of Series B Preferred Stock at a price of $36.3520 per share. The total proceeds raised through the Series B Preferred Stock transaction was $46.8 million, net of issuance costs of $3.2 million.
On October 25, 2019, the Company entered into a share purchase agreement with investors pursuant to which the Company sold and issued to the investors 1,375,440 shares of Series B-1 Preferred Stock at a price of $36.3520 per share. The total proceeds raised through the Series B-1 Preferred Stock transaction was $49.8 million, net of issuance costs of $0.2 million. Under the terms of the purchase agreement, the Company can sell up to an additional $100.0 million of Series B-1 Preferred Stock to investors on or before September 30, 2020.
Holders of the Series B and Series B-1 Preferred Stock have a right to convert to common stock at any time. The number of converted shares is determined by dividing the original issue price by the applicable conversion price. The initial conversion price is the original issue price, but is subject to adjustment for certain dilutive issuances, splits and combinations.
In addition, in the event the Company closes a public offering in which the Series B and Series B-1 Preferred Stock converts into common stock on or before September 4, 2020, and in which the public offering price per share is less than $36.3520 (adjusted for stock splits if any), then the conversion price used for the Series B Preferred Stock in the public offering will be adjusted to the offering price (not to be below $23.9196). The Series B and Series B-1 Preferred Stock automatically converts to common stock in the event of a qualified public offering or consent of the holders of a majority of the then outstanding shares of preferred stock. The manner of settlement is an exchange of shares of common stock for converted shares of Series B and Series B-1 Preferred Stock.
Holders of the Series B and Series B-1 Preferred Stock are entitled to dividends when and if declared by the Board of Directors. Such dividends are noncumulative. Dividends, if any, are distributed among all holders of common stock and convertible preferred stock in proportion to the number of shares held by each holder if all shares of Convertible Preferred Stock were converted to common stock.
Each share of the Series B and Series B-1 Preferred Stock has a liquidation preference entitling the holders of Series B and Series B-1 Preferred Stock to an amount per share equal to the sum of the original

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 8. Stockholders’ Equity (continued)
issue price of $36.3520 per share and any declared but unpaid dividends, pari passu with the Series A Preferred Stock, and issuable prior to distribution of proceeds to common stock holders as a result of a liquidation event.
Each share of the Series B and Series B-1 Preferred Stock has substantially similar voting rights as one share of common stock. In addition, the holders of the Series B Preferred Stock are entitled to elect one director of the Company.
Other Features of Convertible Preferred Stock (Series A, Series B and Series B-1 Preferred Stock)
A majority vote of the convertible preferred stock, voting together as a single class, is required to, among other things, consummate certain liquidity events, amend or alter the Company’s Certification of Incorporation or Bylaws, increase or decrease the authorized shares of the preferred stock, or redeem, purchase or otherwise acquire any shares of preferred stock or common stock. Many of the foregoing protective rights are subject to certain exceptions.
Pursuant to a Voting Agreement by the Company and various investor parties thereto, certain individuals and entities have designation rights for certain directors of the Company.
The convertible preferred stock is not redeemable for cash.
Stock Incentive Plans
As a result of the Business Combination, the stockholders of the Company approved the Velodyne Lidar, Inc. 2020 Equity Incentive Plan (the “2020 Equity Plan”). In accordance with the Merger Agreement, the Board approved cancelling and converting all outstanding equity-awards granted under the 2007 Stock Plan and 2016 Stock Plan into equity-based awards under the 2020 Incentive Plan effective upon the consummation of the Business Combination, based on exchange ratios established in the Merger Agreement with the same general terms and conditions corresponding to the original awards.
The Company rolled forward all outstanding options, RSAs and RSUs granted under the 2007 Stock Plan and 2016 Stock Plan into same type of equity-based awards under the 2020 Equity Plan effective upon the consummation of the Business Combination. The shares under the 2007 Stock Plan and 2016 Stock Plan will be retroactively restated as shares reflecting the exchange ratio established in the Merger Agreement as follows:
	Pre-Combination Shares	Conversion Ratio	Adjusted Shares
As of December 31, 2019:
Option	53,333	2.9378	156,683
RSA	1,404,557	2.9786	4,183,625
RSU	3,247,352	2.9378	9,540,145
As of December 31, 2018:
Option	2,603,333	2.9378	7,648,131
RSA	1,404,557	2.9786	4,183,625
RSU	2,186,915	2.9378	6,424,769
As of December 31, 2017:
Option	2,603,333	2.9378	7,648,131
RSA	1,404,557	2.9786	4,183,625
RSU	1,670,669	2.9378	4,908,130

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 8. Stockholders’ Equity (continued)
2007 Incentive Stock Plan
On January 3, 2008, the Board of Directors of Velodyne Acoustic, the Company’s predecessor entity, approved the 2007 Incentive Stock Plan (the “2007 Stock Plan”) and authorized a total of 10,250,000 shares of common stock for issuance. The 2007 Stock Plan provided for the granting of stock-based awards in the form of stock options and restricted stock awards (RSAs) to employees. On July 26, 2016, August 28, 2018 and October 11, 2019, the Board of Directors approved to decrease the number of shares of common stock authorized for issuance under the 2007 Stock Plan to 4,275,000, 3,904,557 and 1,404,557 shares, respectively. As of December 31, 2019, there were outstanding 1,404,557 shares of common stock subject to RSAs and zero shares of common stock remaining available for future issuance under the 2007 Stock Plan.
2016 Stock Plan
On July 26, 2016, the Board of Directors approved the adoption of the 2016 Stock Plan and authorized 5,263,731 shares of the Company’s common stock for issuance under the 2016 Stock Plan. The 2016 Stock Plan provides for the direct award or sale of shares, the grant of stock options and RSUs to employees, directors and consultants. On October 11, 2019, the Board of Directors approved to increase the number of shares of common stock authorized for issuance under the 2016 Stock Plan to 7,763,731 shares. The number of shares of common stock available for future issuance under the 2016 Stock Plan was 4,463,046 as of December 31, 2019.
Employee Stock Options, RSAs and RSUs
Pursuant to the 2007 Stock Plan, the Company granted options to certain employees to purchase shares of the Company’s common stock in 2008 and 2009. Options expire 10 years from the date of grant and vest 25 percent upon the one-year anniversary date from initial vesting date, with the remainder vesting monthly over the following three years.
In December 2015, the Company granted RSAs totaling 1,675,000 shares of common stock to two employees under the 2007 Stock Plan. The RSAs are subject to a time-based vesting condition and a market condition tied to a liquidity event requirement, both of which must be satisfied on or before the 10-year anniversary of the date of the grant in order for the RSAs to be vested and settled for shares of common stock. All shares of RSAs that do not vest on or before the 10-year anniversary of the date will be forfeited. Subject to certain terms, the RSAs provide voting rights equivalent to a common stockholder and are eligible for dividends. As of December 31, 2019, the market vesting condition tied to a liquidity event had not been met.
Beginning March 2017, the Company granted options and RSUs to certain employees, directors and consultants pursuant to the 2016 Stock Plan. Options expire in 10 years from the date of grant and typically vest 25 percent upon the one-year anniversary date from the initial vesting date, with the remainder vesting quarterly over the following three years. The RSUs are subject to a time-based vesting condition and a market condition tied to a liquidity event requirement, both of which must be satisfied on or before the 7-year anniversary of the date of the grant in order for the RSUs to be vested and settled for shares of common stock. All shares subject to RSUs that do not vest on or before the 7-year anniversary of the date will be forfeited. The RSUs typically vest 25 percent upon the one-year anniversary date from initial vesting date, with the remainder vesting quarterly over the following three years. Certain RSUs also contain performance conditions related to the Company’s product development and business performance for the performance periods specified in the RSU agreements. As of December 31, 2019, the market vesting condition tied to a liquidity event had not been met.
A summary of the combined stock option activity under the Company’s equity plans is as follows:

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 8. Stockholders’ Equity (continued)
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Option:
Options outstanding as of December 31, 2016	2,500,000	$0.37	2.09
Granted	257,674	18.76
Forfeited	(154,341)	18.19
Options outstanding as of December 31, 2017	2,603,333	1.13	1.34
Granted	—
Forfeited	—
Options outstanding as of December 31, 2018	2,603,333	1.13	0.22
Granted	—
Forfeited	(28,125)	21.08
Expired	(2,521,875)	0.55
Options outstanding as of December 31, 2019	53,333	18.24	0.49
A summary of RSA and RSU activities under the Company’s equity plans is as follows:
	Shares	Weighted Average Grant Date Fair Value Per Share
RSA:
RSAs outstanding as of December 31, 2016	1,675,000	$4.09
Forfeited	(270,443)	4.09
RSAs outstanding as of December 31, 2017	1,404,557	4.09
Forfeited	—
RSAs outstanding as of December 31, 2018	1,404,557	4.09
Forfeited	—
RSAs outstanding as of December 31, 2019	1,404,557	4.09
RSU:
RSUs outstanding as of December 31, 2016	—
Granted	1,954,639	$19.74
Forfeited	(283,970)	18.58
RSUs outstanding as of December 31, 2017	1,670,669	19.94
Granted	932,444	23.73
Forfeited	(416,198)	20.40
RSUs outstanding as of December 31, 2018	2,186,915	21.47
Granted	1,473,912	28.89
Forfeited	(413,475)	24.39
RSUs outstanding as of December 31, 2019	3,247,352	24.46

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 8. Stockholders’ Equity (continued)
Stock-Based Compensation
As of December 31, 2019, no compensation expense had been recognized for the RSAs and RSUs because the performance vesting condition was not probable of being met. At the time the performance vesting condition becomes probable, which is not until the earlier of (i) an initial public offering, or (ii) a sale event, the Company will recognize the cumulative stock-based compensation expense for the outstanding RSAs and RSUs using the accelerated attribution method based on the grant-date fair value of the RSAs and RSUs.
The Company uses the Black-Scholes option pricing model to determine the fair value of its stock option awards. The determination of the fair value for stock options in connection with determining stock compensation expense requires judgment, including estimating the fair market value of common stock, stock-price volatility, expected term, expected dividends and risk-free interest rates. The expected volatility rates are estimated based on historical volatilities of the Company’s peers’ common stock over a period of time that approximates the expected term of the options. Due to lack of historical data on employees’ option exercises, the Company estimates the expected term of the options using the simplified method, which calculates the expected term equal to the midpoint between the vesting period and the maximum contractual term. Expected dividends are estimated based on the Company’s dividend history as well as the Company’s current projections. The risk-free interest rate for periods approximating the expected terms of the options is based on the U.S. Treasury yield curve in effect at the time of grant.
The following table sets forth the weighted average grant date fair value for options and the assumptions used as inputs for the Black-Scholes option pricing model:
Year Ended December 31, 2017
Weighted average grant date fair value of options	$8.09
Expected term, in years	5.14
Expected volatility	47.23%
Risk-free interest rate	1.88%
Expected dividend yield	—
The following table presents stock-based compensation expense included in the Company’s consolidated statements of operations (in thousands):
	Year Ended December 31,
	2019	2018	2017
Research and development	$97	$93	$156
General and administrative	38	114	78
Total stock-based compensation expense	$135	$207	$234
The Company recognizes forfeitures as they occur. As of December 31, 2019, unrecognized compensation cost related to stock options was $41,000, which was expected to be recognized over a weighted average period of 0.49 years.
Note 9. Net Income (Loss) Per Share Attributable to Common Stockholders
The Company follows the two-class method when computing net income (loss) per common share when shares are issued that meet the definition of participating securities. The Company considers its convertible preferred stock and the RSAs to be participating securities as holders of such securities have non-forfeitable dividend rights in the event of the declaration of a dividend for shares of common stock.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 9. Net Income (Loss) Per Share Attributable to Common Stockholders (continued)
During the periods when the Company is in a net loss position, the net loss attributable to common stockholders was not allocated to the convertible preferred stock and the RSAs under the two-class method as these securities do not have a contractual obligation to share in losses. Distributed and undistributed earnings allocated to participating securities are subtracted from net income (loss) in determining net income attributable to common stockholders. Basic net income (loss) per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of the Company’s common stock outstanding. The diluted net income per share attributable to common stockholders is computed by giving effect to all dilutive securities. Diluted net income per share attributable to common stockholders is computed by dividing the resulting net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding. During the periods when there is a net loss attributable to common stockholders, potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.
Pursuant to the Amended and Restated Certificate of Incorporation and as a result of the Business Combination and reverse recapitalization, the Company has retrospectively adjusted the weighted average shares outstanding prior to September 29, 2020 to give effect to the exchange ratio used to determine the number of shares of common stock into which the pre-combination Velodyne common and preferred stock converted. The pre-combination Velodyne’s preferred shares are converted to and included in weighted average common shares outstanding and are not considered as participating securities when computing the post-combination adjusted net income (loss) per common share for all periods presented.
A reconciliation of the numerator and denominator used in the calculation of the basic and diluted earnings per share attributable to common stockholders is as follows (in thousands except share and per share amounts):
	Year Ended December 31,
	2019	2018	2017
Pre-Combination Previously Reported:
Numerator:
Net income (loss)	$(67,226)	$(62,300)	$15,761
Less: undistributed earnings to participating securities	—	—	(3,622)
Net income (loss) attributable to common stockholders – basic	(67,226)	(62,300)	12,139
Add: adjustments to undistributed earnings to participating securities	—	—	189
Net income (loss) attributable to common stockholders – diluted	$(67,226)	$(62,300)	$12,328
Denominator:
Weighted-average shares of common stock – basic	34,252,578	34,320,311	34,325,728
Effect of dilutive stock options	—	—	2,453,973
Weighted-average shares of common stock – diluted	34,252,578	34,320,311	36,779,701
Net income (loss) per share attributable to common stockholders:
Basic	$(1.96)	$(1.82)	$0.35
Diluted	$(1.96)	$(1.82)	$0.34

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 9. Net Income (Loss) Per Share Attributable to Common Stockholders (continued)
	Year Ended December 31,
	2019	2018	2017
Post-Combination Adjusted:
Numerator:
Net income (loss)	$(67,226)	$(62,300)	$15,761
Less: undistributed earnings to participating securities	—	—	(520)
Net income (loss) attributable to common stockholders – basic	(67,226)	(62,300)	15,241
Add: adjustments to undistributed earnings to participating securities	—	—	27
Net income (loss) attributable to common stockholders – diluted	$(67,226)	$(62,300)	$15,268
Denominator:
Weighted-average shares of common stock – basic	133,942,714	129,948,023	128,373,783
Effect of dilutive stock options	—	—	7,209,338
Weighted-average shares of common stock – diluted	133,942,714	129,948,023	135,583,121
Net income (loss) per share attributable to common stockholders:
Basic	$(0.50)	$(0.48)	$0.12
Diluted	$(0.50)	$(0.48)	$0.11

The following common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because including them would have been antidilutive:
	Year Ended December 31,
	2019	2018	2017
Post-Combination Adjusted:
Stock options to purchase common stock	156,683	7,648,131	303,574
Restricted stock awards	4,183,625	4,183,625	—
Restricted stock units	9,540,145	6,424,769	4,908,130
Total	13,880,453	18,256,525	5,211,704
Note 10. Retirement Plan
The Company has a 401(k) savings and profit-sharing plan (the 401(k) Plan), which is intended to be a tax-qualified defined contribution plan that covers all eligible employees, as defined in the applicable plan documents. Under the 401(k) Plan, eligible employees may elect salary deferral contributions, not to exceed limitations established annually by the IRS. The Company matches 25% of employees’ eligible contributions. The Company’s matching contributions were $0.9 million, $0.9 million and $0.5 million, respectively, for 2019 2018 and 2017.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 11. Income Taxes
Income (loss) before income taxes consisted of the followings (in thousands):
	Year Ended December 31,
	2019	2018	2017
Domestic	$(68,645)	$(56,631)	$24,970
Foreign	736	959	601
Income (loss) before income taxes	$(67,909)	$(55,672)	$25,571
Provision for (benefit from) income taxes consisted of the following (in thousands):
	Year Ended December 31,
	2019	2018	2017
Current:
Federal	$958	$8	$7,192
State	(130)	507	1,428
Foreign	430	268	168
Total Current	1,258	783	8,788
Deferred:
Federal	(1,942)	3,805	1,690
State	1	2,040	(668)
Foreign	—	—	—
Total Deferred	(1,941)	5,845	1,022
Provision for (benefit from) income taxes	$(683)	$6,628	$9,810
On December 22, 2017, the Tax Cuts and Jobs Act (P.L. 115-97) was enacted (Tax Act). Among other changes is a permanent reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the corporate income tax rate, the Company revalued its net deferred tax assets as of December 31, 2017 which resulted in a reduction in the value of the Company’s net deferred tax assets of approximately $1.9 million.
On December 22, 2017, the SEC issued Staff Accounting Bulletin 118 (SAB 118), which provides guidance on accounting for tax effects of the Tax Act. SAB 118’s measurement period which closed on December 22, 2018, one year from the Tax Act’s enactment. In accordance with SAB 118, the Company took a provisional amount of bonus tax depreciation following the provisions under the Tax Act. Upon finalization, the provisional adjustment was deemed immaterial. The Tax Act provides for a one-time “deemed repatriation” of accumulated foreign earnings for 2017. The Company paid $0.1 million of U.S. federal cash taxes on the deemed repatriation tax in one installment for 2017.
The Tax Act includes certain anti-deferral and anti-abuse erosion provisions, including a new minimum tax on global intangible low-taxed income (GILTI) and base erosion and anti-abuse tax (BEAT). The Tax Act subjects the Company to current tax on GILTI of its controlled foreign corporations. At December 31, 2018, the Company recognized $0.2 million of tax related to GILTI inclusions reducing the deferred tax assets, which will be fully offset by the change in valuation allowance. GILTI is treated as a period cost using the current method. There is no tax expense impact related to GILTI inclusion. The BEAT, limits the ability of multinational corporations with gross receipts of more than $500 million (averaged over the prior three years) to shift profits from the United States by making deductible payments to their affiliates in low-tax countries. In 2019 and 2018, the Company’s gross receipts were less than the reporting threshold.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 11. Income Taxes (continued)
The provision for (benefit from) income taxes differ from the amounts computed by applying the U.S. federal income tax rate to income (loss) before income taxes for the following reasons:
	Year Ended December 31,
	2019	2018	2017
U.S. federal provision at statutory rate	21.0%	21.0%	35.0%
State income taxes, net of federal benefit	1.3	7.4	4.3
Foreign income taxes at rates other than the U.S. rate	(0.4)	(0.1)	(0.2)
Tax credits	5.2	4.5	(6.0)
Permanent items	(0.2)	(0.7)	0.8
Domestic manufacturing deduction	—	—	(2.3)
Uncertain tax benefits	(0.2)	(0.5)	(3.8)
2017 Tax Cuts and Job Act impact	—	—	6.9
Prior year return to provision adjustments	(0.1)	0.2	3.7
Change in valuation allowance	(25.7)	(43.2)	—
Other	0.1	(0.5)	—
Effective tax rate	1.0%	(11.9)%	38.4%
The Company’s effective tax rates differ from the federal statutory rate primarily due to state taxes, research and development credits, valuation allowance, and other permanent adjustments.
The Company’s deferred income tax assets and liabilities as of December 31, 2019 and 2018 were as follows (in thousands):
	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforward	$27,325	$15,365
Tax credits	5,099	2,522
Deferred revenue	4,601	2,633
Accruals and reserves	4,336	2,820
Inventories	2,176	2,992
Stock-based compensation	129	119
Other	52	61
Total deferred tax assets	43,718	26,512
Deferred tax liabilities:
Depreciation and amortization	(1,820)	(2,475)
Prepaids	(427)	—
Total deferred tax liabilities	(2,247)	(2,475)
Net deferred tax assets before valuation allowance	41,471	24,037
Valuation allowance	(41,473)	(24,037)
Net deferred tax assets (liabilities)	$(2)	$—

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 11. Income Taxes (continued)
Income taxes are accounted for using an asset-and-liability approach. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. If applicable, a valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized. Further, the Company establishes liabilities or reduces assets for uncertain tax positions when it believes certain tax positions are not more likely than not of being sustained if challenged. Revaluation of tax positions considers factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit or expiration of statute of limitation, and new audit activity.
The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, The Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current year, and the projected losses in the future, the Company believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its net deferred tax assets of $41.5 million as of December 31, 2019 and $24.0 million as of December 31, 2018.
Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the “ownership change” limitations provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and other similar state provisions. Any annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.
Furthermore, under the Tax Act, although the treatment of tax losses generated in taxable years ending before December 31, 2017 has generally not changed, tax losses generated in taxable years beginning after December 31, 2017 may be utilized to offset no more than 80% of taxable income annually. This change may require us to pay federal income taxes in future years despite generating a loss for federal income tax purposes in the current and prior years.
As of December 31, 2019, the Company had $107.4 million of U.S. federal and $73.4 million of state net operating loss carryforwards available to reduce future taxable income, which will be carried forward indefinitely for U.S. federal tax purposes and will expire beginning in 2028 through 2038 for state tax purposes.
The Company also has federal and California research and development tax credit carryforwards of $2.8 million and $3.9 million, respectively. The federal research credit carryforwards will expire in 2038 and California research credits can be carried forward indefinitely. The Company also has federal foreign tax credit carryforwards of $1.0 million that will expire in 2029.
The Company accrues for uncertain tax positions identified, which are not deemed more likely than not to be sustained if challenged, and recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company accrued immaterial interest on uncertain tax benefits associated with unrecognized tax benefits, and had immaterial cumulative interest and penalties as of December 31, 2019 and 2018.
The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The following table summarizes the aggregate changes in the total gross amount of unrecognized tax benefits (in thousands):

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 11. Income Taxes (continued)
	Year Ended December 31,
	2019	2018	2017
Unrecognized tax benefits as of the beginning of the year	$2,824	$1,763	$1,884
Increases related to prior year tax provisions	308	78	44
Decrease related to prior year tax provisions	—	(216)	(968)
Increase related to current year tax provisions	1,282	1,199	803
Statue lapse	(226)	—	—
Unrecognized tax benefits as of the end of the year	$4,188	$2,824	$1,763
The unrecognized tax benefits, if recognized, would impact the income tax provision by $1.3 million, $1.6 million, and $1.3 million as of December 31, 2019, 2018 and 2017, respectively. The remaining unrecognized tax benefits would not impact the income tax provision as there would be an offset by the reversal of related deferred tax assets subject to a full valuation allowance.
As of December 31, 2019, the Company does not believe that its estimates, as otherwise provided for, on such tax positions will significantly increase or decrease within the next twelve months. The Company has elected to include interest and penalties as a component of income tax expense. The amounts were not material for 2018, 2018 and 2017.
The Company’s major tax jurisdictions are the United States and California and the earliest years open for examination are for 2016 and 2015 tax years, respectively.
Subsequent to December 31, 2019, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted in March 2020. The CARES Act provides emergency assistance and health care response for businesses affected by the 2020 coronavirus pandemic. The CARES Act includes tax reform that is applicable to the Company, most significantly relating to net operating losses. Under the provisions of the CARES Act, the Company qualifies for the net operating loss carryback provisions and is currently evaluating the tax impact.
Note 12. Commitments and Contingencies
Lease Commitments
The Company leases office and manufacturing facilities under non-cancelable operating leases expiring at various dates through December 2027, including office and manufacturing space in San Jose, California used as its corporate headquarters. The lessor company is owned by one of the Company’s officers. Please see Note 14. Related Party Transactions. The Company entered into capital leases for purchasing of information technology equipment in 2018 and 2019. The net book value of the capital lease assets was $0.7 million and $0.6 million, respectively, as of December 31, 2019 and 2018. The amortization of the capital lease assets was $0.1 million and $81,000, respectively, in 2019 and 2018 and was included in depreciation expense.
As of December 31, 2019, future minimum lease payments under all noncancelable capital and operating leases with an initial lease term in excess of one year were as follows (in thousands):

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 12. Commitments and Contingencies (continued)
Years Ending December 31,	Capital Leases	Operating Leases
2020	$310	$4,246
2021	233	4,026
2022	14	3,296
2023	—	3,358
2024	—	3,459
Thereafter	—	11,012
Net minimum lease payments	557	$29,397
Less amount representing interest	(33)
Present value of net minimum lease payments	524
Less current portion	(285)
Long-term obligations as of December 31, 2019	$239
Rent expense under operating leases was approximately $4.3 million, $4.1 million and $4.0 million, respectively, for 2019, 2018 and 2017.
Purchase Commitments
The Company uses several contract manufacturers to manufacture components, subassemblies and products. The Company provides these contract manufacturers with demand information and they use this information to acquire components and build products. Contract manufacturer commitments consist of obligations for on-hand inventories and non-cancelable purchase orders with contract manufactures. If the Company cancels all or part of the orders, it may still be liable to the contract manufacturers for the cost of the materials and components purchased by the subcontractors to manufacture the Company’s products. The Company also obtain individual components for its products from a wide variety of individual suppliers. In addition, the Company has other contractual obligations for goods or services associated with its ordinary course of business. As of December 31, 2019, the Company has $41.6 million of outstanding purchase orders or commitments for goods or services with contract manufacturers and vendors.
Legal Proceedings
From time to time, the Company is involved in actions, claims, suits and other proceedings in the ordinary course of business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. The Company is defending all current litigation matters. Although there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that none of these claims or proceedings are likely to have a material adverse effect on the Company’s financial position.
In September 2016, Quanergy Systems, Inc. (“Quanergy”) filed a complaint against the Company and one of the Company’s customers in the Northern District of California, seeking a declaratory judgment of non-infringement of one of the Company’s patents, U.S. Patent No. 7,969,558 (the “‘558 patent”) and asserting state and federal trade secret misappropriation claims against the Company and its customer and breach of contract and constructive fraud claims against its customer. In November 2016, Quanergy filed an amended complaint, removing its trade secret misappropriation claims against the Company, dropping its customer from the suit and dropping the related claims of breach and constructive fraud. The amended complaint maintained only the declaratory judgment of non-infringement action against the Company. In December 2016, the Company filed an answer generally denying the allegations and relief requested in Quanergy’s amended complaint. The Company’s answer also included counterclaims against Quanergy asserting direct, indirect, and willful infringement of the ‘558 patent. In January 2017, Quanergy filed an

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 12. Commitments and Contingencies (continued)
answer generally denying the allegations in the Company’s patent infringement counterclaims and requesting relief. The court held a claim construction hearing on September 13, 2017 and issued a claim construction order on October 4, 2017, which adopted the majority of the Company’s proposed constructions. In June 2018, the district court entered an order granting a joint stipulation to stay the litigation.
Quanergy filed two petitions for inter partes review with the U.S. Patent Office’s Patent Trials and Appeal Board (PTAB) in November 2017, challenging all claims of the ‘558 patent that the Company asserted. The Company filed a Patent Owner Preliminary Response to Quanergy’s petitions on March 7, 2018. The PTAB issued an institution decision on May 25, 2018, instituting review of all challenged claims. The Company subsequently filed a Patent Owner Response and a Contingent Motion to Amend the claims. The PTAB held oral argument on February 27, 2019. On May 23, 2019, the PTAB issued a Final Written Decision upholding the validity of all the challenged claims, finding that Quanergy did not prove by a preponderance of the evidence that any of the challenged claims of the ‘558 patent were unpatentable, and denying the Company’s contingent motion as moot. In June 2019, Quanergy filed a request for rehearing. That motion has not yet been ruled upon by the PTAB.
On August 13, 2019, the Company filed separate complaints against Hesai Photonics Technology Co., Ltd. (Hesai) (5:19-cv-4742-EJD) and Suteng Innovation Technology Co., Ltd. (RoboSense) (5:19-cv-4746-EJD), in the United States District Court for the Northern District of California. These complaints allege infringement of the ‘558 patent by Hesai and RoboSense, respectively. In both cases, the Company is seeking, among other relief, a permanent injunction and to be determined monetary damages adequate to compensate us for the alleged infringement. Both cases have been stayed pending resolution of the ITC investigation (No. 337-TA-1173). In the Hesai case (5:19-cv-4742-EJD), the parties have been ordered to file status reports every six months to update the court on the status of the ITC investigation.
On August 15, 2019, the Company also filed a patent infringement complaint with the United States International Trade Commission (ITC) against Hesai and RoboSense. The complaint filed with the ITC alleges violations of Section 337 of the Tariff Act of 1930, as amended, by both Hesai and RoboSense and requests that the ITC investigate Hesai and RoboSense for unlawfully importing and selling products that infringe upon the ‘558 patent. On August 28, 2019, the Company filed a supplement with the ITC. The Company is asking the ITC to issue permanent limited exclusion orders and permanent cease and desist orders against Hesai and RoboSense to stop the importation and sale of the following products in the United States: (a) rotating 3-D lidar devices; (b) components thereof; and (c) sensing systems containing the same. On September 11, 2019, the Company received notice that the ITC instituted an investigation of Hesai and RoboSense (No. 337-TA-1173). The ITC set a target date of February 17, 2021. On March 19, 2020, due to travel restrictions and other associated difficulties related to COVID-19, Judge McNamara issued an Order suspending the Procedural Schedule in the case for 45 days for all active deadlines except for certain discovery, such as document production. The Order further stated that a teleconference will be scheduled on or about May 1, 2020 to revisit the status of the Procedural Schedule.
On November 8, 2019, Velodyne Lidar, Inc., Velodyne Europe GmbH, Gotting KG, and IFTAS GmbH were sued by Hesai for alleged patent infringement before the District Court of Frankfurt, Germany (Docket No. 2-6 O 461/19). The response to the Complaint is due in May 2020.
On April 3, 2020, a former employee filed a class action lawsuit in the United States District Court for the northern District of California. The complaint alleges that the Company violated the federal Worker Adjustment and Retraining Notification Act, or WARN Act, and California WARN Act in connection with its termination of the employment of the plaintiff and other similarly situation. The plaintiff is seeking to certify the action as a class action and is also seeking other remedies on behalf of himself and others, including unpaid wages, salaries, commissions, bonuses and other compensation and benefits for 60 days under the WARN Act, if applicable. The Company has not yet responded to the complaint.

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 12. Commitments and Contingencies (continued)
The Company records accruals for outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluated developments in legal proceedings, investigations or claims that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. The Company has not recorded any accrual for loss contingencies associated with such legal claims or litigation discussed above.
Note 13. Segment, Geographic and Customer Concentration Information
The Company conducts its business in one operating segment that develops and produces Lidar sensors for use in industrial, 3D mapping, drones and auto applications. The Company’s Chief Executive Officer is the chief operating decision maker (CODM). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis, accompanied by disaggregated information about sales and gross margin by product group. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company.
The Company reports revenue by region and country based on the location where its customers accept delivery of its products and services. Revenue by region was as follows (amount in thousands):
	Year Ended December 31,
	2019	2018	2017
Revenue by region:
North America	$49,634	$84,541	$139,005
Asia Pacific	28,791	39,770	26,562
Europe, Middle East and Africa	22,973	18,635	16,523
Revenue	$101,398	$142,946	$182,090
% of Revenue by region:
North America	49%	59%	76%
Asia Pacific	28%	28%	15%
Europe, Middle East and Africa	23%	13%	9%
Revenue	100%	100%	100%
Revenue from U.S. customers accounted for 46%, 59% and 72% of revenue in 2019, 2018 and 2017, respectively. There were no other countries attributing a material portion of revenue except for in 2019 and 2018, revenue from China customers accounted for 11% and 21%, respectively, of revenue.
In 2019, two customers each accounted for more than 10% of the Company’s revenues. In 2018, two customers each accounted for more than 10% of the Company’s total revenues. In 2017, three customers each accounted for more than 10% of the Company’s revenues, one of which accounted for 26% of revenue. There was at least one customer that accounted for more than 10% of revenues in all years presented.
The Company’s long-lived assets, consisting primarily of property, plant and equipment, were primarily located in the United States as of December 31, 2019 and December 31, 2018.
Note 14. Related Party Transactions
Three holders of the convertible preferred stock purchased products and services, directly or through a third party, from the Company. Revenue and accounts receivable for these holders were as follows (in thousands):

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 14. Related Party Transactions (continued)
	Year Ended December 31,
	2019	2018	2017
Revenue:
Stockholder A	$(3,514)(1)	$9,447	$7,090
Stockholder B	1,391	508	5,080
Stockholder C	6,148	18	—
	December 31,
	2019	2018
Accounts receivable:
Stockholder A	$9	$2,907
Stockholder B	1,404	251
Stockholder C	—	—

(1)
The 2019 amount included a $4.1 million refund, net of taxes, the Company issued to entities affiliated with the stockholder in October 2019, in order to compensate them for unforeseen challenges associated with the use of certain new products purchased from the Company in 2018. The products purchased by these entities in 2018 were still under development at the time and the Company felt it appropriate to compensate these early purchasers for working with a new product.

In April 2019, the Company entered into a manufacturing agreement with one of its Series B Preferred Stock holders (Stockholder D), and the Company has one product that is currently being manufactured by Stockholder D. As of December 31, 2019, the Company had $2.7 million of accrued purchases and $24.9 million of outstanding purchase commitment for products with this stockholder. The Company procures equipment, materials and components for Stockholder D to build the product and had $2.7 million of receivables from this stockholder which was included in other current assets as of December 31, 2019.
In November 2018, in connection with its issuance of Series B Preferred Stock, the Company repurchased 73,150 shares of common stock from certain holders of its common stock, who are family members of one of the Company’s officers. The purchase price per share of $36.3520 was equivalent to the price paid for each share of the Series B Preferred Stock.
The Company currently rents its corporate headquarters facility in San Jose, California from a company owned by one of its officers. The lease was executed in January 2017 and expires in December 2027, as amended. As of December 31, 2019, future minimum lease payments totaled $27.3 million related to this facility. Rent expense under this lease was $3.1 million, $3.0 million and $3.0 million, respectively, for 2019, 2018 and 2017.
In January 2017 and December 2016, the Company issued two interest-bearing unsecured promissory notes totaling $3.5 million to one of its officers for purposes of financing the acquisition of the above headquarters facility. The loan accrued interest at a rate of 3.15% per annum. As of December 31, 2019, immediately prior to repayment, the aggregate outstanding balance of the loan was approximately $3.6 million, including aggregate accrued and unpaid interest of $0.1 million. The officer made monthly interest-only payments to the Company on the loan beginning in December 2017 and repaid all outstanding principal and interest due under the two promissory notes on December 31, 2019.
In addition, in March 2017, the Company entered into an unconditional payment guaranty with regard to one of its officers’ $15.0 million term loan. The loan was obtained for and secured by a Deed of Trust for the above headquarters facility in San Jose, California. Under the terms of the guaranty, the Company has

VELODYNE LIDAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Note 14. Related Party Transactions (continued)
agreed to unconditionally guarantee the borrower’s obligations under the loan. As of December 31, 2018 and 2017, the outstanding principal balance of the term loan was $14.4 million and $14.8 million, respectively. As of December 31, 2019, the Company no longer guarantees the loan and has no further obligations under the unconditional payment guaranty.
In August 2016, the Company entered into an agreement with one of its officers and Velodyne Acoustics, LLC (Acoustics) pursuant to which Acoustics agreed to, among other things, indemnify, defend and hold harmless Velodyne Lidar, Inc. from and against any and all liabilities relating to, arising out of or resulting from certain litigation matters (Litigation Indemnification Agreement). The litigation matters giving rise to the indemnification obligations involved certain employment-related claims of two former employees of Velodyne Acoustics, which was the predecessor of Acoustics. In November 2019, the Company elected not to seek indemnification from Acoustics for the litigation matters under the terms of the Litigation Indemnification Agreement and assumed control and financial responsibility for the litigation matters. By not seeking indemnification from Acoustics, the Company currently estimates that the Company will pay approximately $2.5 million in settlements in connection with the litigation matters, and $2.0 million in legal costs, all of which are included in general and administration in the statement of operations. Such payments and costs incurred that were the subject of the Litigation Indemnification Agreement indirectly benefit the officer, the former sole owner of Acoustics. The Company believes that the litigation matters covered by the Litigation Indemnification Agreement are now substantially complete and the Company does not expect to incur significant additional expenses related to these litigation matters.
Note 15. Subsequent Events
The Company has evaluated subsequent events through April 15, 2020, which is the date the audited consolidated financial statements were available for issuance.
On April 1, 2020, the Company entered into a share purchase agreement with a new investor pursuant to which the Company sold and issued to the investor 550,176 shares of Series B-1 Preferred Stock at a price of $36.3520 per share, and received proceeds of $20.0 million.
On April 3, 2020, the Company entered into a Purchase and Sale Agreement with a third-party buyer to sell its Morgan Hill building for a purchase price of $13.2 million. The parties currently expect the transaction to close in July 2020, subject to the satisfaction of various closing conditions.
On April 8, 2020, the Company received loan proceeds of $10.0 million under the CARES Act’s Paycheck Protection Program (PPP). The principal and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels and that approval is received from the relevant government entity. The unforgiven portion of the PPP Loan is payable over two years at an interest rate of 1% per annum, with a deferral of payments for the first six months.